Matthew A. Swendiman Attorney Direct: 513-629-2750 Fax: 513-651-3836 Email: MSwendiman@graydon.com	September 30, 2016

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	M3Sixty Funds Trust (the “Trust”) File Nos. 333-206491; 811-23089

Dear Ms. O’Neal-Johnson:

At the request of Ms. Deborah O’Neal-Johnson of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “SEC” or the “Staff”) as correspondence. This letter contains the Trust’s response to comments received from Ms. O’Neal-Johnson on September 30, 2016, in connection with the Staff’s review of the Trust’s Registration Statement on Form N-1A, filed electronically on September 29, 2016, on behalf of its series portfolios, Cognios Large Cap Value Fund (the “Value Fund”) and Cognios Large Cap Growth Fund (the “Growth Fund”) (Growth Fund and Value Fund, collectively, the “Funds”). Set forth below is a summary of the comments received from Ms. O’Neal-Johnson and the Trust’s responses thereto. Any defined terms which are not defined in this letter have the same meaning as in the Funds’ prospectus.

Prior Performance of Similar Accounts Managed by the Adviser

1.	Comment: Please include a consent of the GIPS-verifying firm in the registration statement under Rule 436 of the Securities Act of 1933 stating the firm that conducted the audit verification and the type of audit verification that was completed. Please include in the disclosure the firm that conducted the audit and the type of audit completed.

Response: Comment complied with.

2.	Comment: Confirm that the Adviser has complied with Section 204-2(A)16 of the Investment Advisers Act of 1940 and that the books and records of the Adviser support the Similar Account’s performance.

Response: The Adviser has complied with Section 204-2(A)16 of the Investment Advisers Act of 1940.

3.	Comment: Please submit a Rule 461 acceleration request to be signed by the registrant and the distributor.

Response: Comment complied with.

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
September 30, 2016

* * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of M3Sixty Funds Trust

cc:	Randall K. Linscott, M3Sixty Funds Trust
András P. Teleki, M3Sixty Funds Trust